SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 S.Y. Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

                    Kentu                             61-1137529
 (State of incorporation or organization) (I.R.S. Employer Identification No.)

  1040 East Main Street, Louisville, KY                      40206
  (Address of principal executive offices)                 (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
           to be registered                each class is to be registered

             Common Stock                      American Stock Exchange



If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates:
                            Not Applicable.


      Securities to be registered pursuant to Section 12(g) of the Act:

                                  None

Item 1.   Description of Registrant's Securities to be Registered.

S.Y. Bancorp, Inc. (Bancorp) is authorized to issue 5,000,000 shares of common stock, no par value. All shares of Bancorp Common Stock have identical rights and preferences. Each share is entitled to one vote on all matters presented to the shareholders with the exception of election of directors. In the election of directors, cumulative voting rules apply. Under cumulative voting, each shareholder is entitled to cast as many votes in the aggregate as shall equal the number of shares of Bancorp Common Stock owned by him/her multiplied by the number of directors to be elected. Each shareholder, or his/her proxy, may cast all of his/her votes (as thus determined) for a single nominee for director or may distribute them among two or more nominees, in the shareholder's discretion.

Holders of Bancorp Common Stock do not have preemptive rights to subscribe for additional shares of Bancorp Common Stock should the capital of Bancorp be increased by the sale of additional shares for cash.

Holders of Bancorp Common Stock are not entitled to convert their shares into any other securities. The shares of Bancorp Common Stock are not redeemable. All outstanding shares of Bancorp Common Stock are, and any shares to be issued in the future will be, upon receipt by Bancorp of the consideration thereof, fully paid and non-assessable.

In the event of liquidation of Bancorp, the holders of Bancorp Common Stock are entitled to share, according to their respective interests, in Bancorp's assets and funds remaining after payment or provision for payment of all debts, other liabilities and preferences, if any, of Bancorp.

Holders of Bancorp Common Stock will be entitled to receive such dividends and other distributions as may be declared from time to time by the Board of Directors of Bancorp out of funds legally available therefore. Bancorp's ability to pay dividends depends upon dividends paid by its subsidiary banks. Kentucky law allows Bancorp to pay dividends under certain circumstances that might preclude payment of dividends by one or both of its subsidiary banks. Under Kentucky banking laws, dividends may be paid, without the permission of the Kentucky Commissioner of Financial Institutions, only out of net profits for the current fiscal year and the preceding two years, less any required transfers to surplus for a fund for the retirement of preferred stock or debt. Under Indiana banking laws, a bank must obtain the approval of the Indiana Department of Financial Institutions for the payment of a dividend if the total of all dividends declared by the bank during the calendar year, including the proposed dividend, would exceed the sum of the total of the net profits of the bank for that year, and the retained net profits of the bank for the previous two years.

Bancorp's Articles of Incorporation provide that the Board of Directors shall be divided into three classes, with one class being elected each year. This provision is intended to ensure continuity of Board membership and impede the ability of a third party to make sudden changes in the directors through a proxy contest or the acquisition of a substantial stock interest. The classification of directors reduces the effect of cumulative voting by reducing the number of directors to be elected at each annual meeting, by reducing the aggregate number of votes a shareholder may cast in the election of directors, and increasing the number of votes needed to elect one director. Holders of less than a majority of the outstanding shares entitled to vote in the election of directors may therefore be unable to cumulate sufficient votes to elect at least one member of a classified board of directors.

Bancorp's Articles of Incorporation also contain certain provisions relating to mergers and certain other business combination transactions involving Bancorp and a 20% shareholder. These provisions (a) require a special vote of shareholders to approve a merger or other specific business combination transaction between Bancorp and a 20% shareholder (Interested Shareholder), unless the transaction is approved by a majority of the disinterested directors of Bancorp or certain minimum price requirements are met,
(b) restrict any merger or other business combination transaction between Bancorp and an Interested Shareholder for a three-year period unless the transaction is approved by a majority of the disinterested directors of Bancorp and (c) require an increased shareholder vote to amend any portion thereof.

Bancorp's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Common Stock, of which 3,281,145 shares are issued and outstanding on the date of this registration statement. The additional authorized but unissued shares are available for stock dividends, splits options and other general corporate purposes. Although the amendment to increase the authorized Common Stock might be considered as having the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Bancorp's Common Stock, to acquire control of Bancorp with a view to imposing a merger, sale of all or any part of Bancorp's assets or a similar transaction since the issuance of new shares could be used to dilute the stock ownership of any such person or entity. The Board of Directors did not, at that time, and currently does not have any present intent to issue any shares of Common Stock primarily for anti-takeover purposes.


Item 2.  Exhibits.

Because the securities to be registered are to be registered on an exchange on which no other securities of the registrant are registered, the following exhibits are filed with each copy of the registration statement filed with the American Stock Exchange. They are not filed with, or incorporated by reference in, copies of the registration statement filed with the Securities and Exchange Commission.

Annual Report on Form 10-K as of and for the year ended December 31, 1996 Quarterly Reports on Form 10-Q as if and for the quarters ended March 31,
     June 30, and September 30, 1997
Proxy Statement dated March 21, 1997
Articles of Incorporation and related amendments
Bylaws
Specimen Common Stock Certificate
Summary Annual Report to Shareholders as of and for the year ended
     December 31, 1996

                                   SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



 S.Y. Bancorp, Inc.
 Date  ___________________________________________________________________


 By _____________________________________________________________________

      David P. Heintzman, President